Exhibit 99.1

Precision Drilling Trust and Grey Wolf, Inc. Announce Joint Presentation at The Lehman
Brothers 2008 CEO Energy / Power Conference, New York

Calgary, Alberta and Houston, Texas – August 29, 2008.  Precision Drilling Trust (“Precision”, TSX: PD.UN, NYSE: PDS) and Grey Wolf, Inc. (“Grey Wolf”, AMEX: GW) announced today that Kevin A. Neveu, Chief Executive Officer of Precision Drilling Corporation and Mr. Thomas P. Richards, Chairman, President and Chief Executive Officer of Grey Wolf are scheduled to provide a joint presentation on September 2, 2008 at approximately 4:20 pm Eastern time (2:20 pm Mountain time) at the Lehman Brothers CEO Energy / Power Conference in New York, New York.  The presentation will include information on the proposed merger of Precision and Grey Wolf.

A live webcast of the presentation will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts” and on Grey Wolf’s website at www.gwdrilling.com by selecting investor relations.  Shortly after the live webcast, an archived version of the webcast will be available for approximately 30 days on both websites.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”. For more information about Precision, go to http://www.precisiondrilling.com.

About Grey Wolf

Grey Wolf is a leading provider of turnkey and contract oil and gas land drilling services in the United States.  Grey Wolf operates from divisions in South Texas, Gulf Coast, Ark-La-Tex, Mississippi/Alabama, Mid-Continent, Rocky Mountain regions, and Mexico. Grey Wolf is headquartered in Houston, Texas, USA. Grey Wolf, Inc. is listed on the American Stock Exchange under the trading symbol “GW”. For more information about Grey Wolf, go to http://www.gwdrilling.com.

For further information please contact:

Precision Drilling Corporation	Grey Wolf, Inc.

Kevin Neveu Chief Executive Officer	David W. Wehlmann Executive Vice President and Chief Financial Officer
Doug Strong Chief Financial Officer
Telephone: 403-716-4500	Telephone: 713-435-6100
Fax: 403-264-0251	Fax: 713-435-6171
4200, 150 - 6th Avenue S.W. Calgary, Alberta T2P 3Y7	10370 Richmond Ave, Suite 600 Houston, TX 77042

Additional Information and Where to Find It

In connection with the proposed merger, Precision will file a registration statement, which will include a proxy statement of Grey Wolf and other materials, with the Securities and Exchange Commission.  INVESTORS AND SECURITY HOLDERS OF PRECISION AND GREY WOLF ARE URGED TO CAREFULLY READ IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREY WOLF, PRECISION, PRECISION LOBOS CORPORATION, A WHOLLY-OWNED SUBSIDIARY OF PRECISION CREATED AS A SPECIAL PURPOSE VEHICLE, AND THE PROPOSED TRANSACTION.  Prospective investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Grey Wolf and Precision, without charge, at the SEC’s website at www.sec.gov, at Precision’s website www.precisiondrilling.com, and at Grey Wolf’s website www.gwdrilling.com.  Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Precision Drilling Trust, (403) 716-4500 or to Investor Relations, Grey Wolf, Inc., (713) 435-6100.

Participants in the Solicitation

Grey Wolf and Precision and their respective directors, officers and other persons may be deemed to be participants in the solicitation of proxies from Grey Wolf’s shareholders in respect of the proposed merger.  Information about the directors and executive officers of Grey Wolf and their ownership of Grey Wolf common stock can be found in Grey Wolf’s proxy statement for its 2008 annual meeting of shareholders as filed with the SEC on April 8, 2008.  Information concerning the directors and executive officers of Precision is included in its Annual Report on Form 40-F filed with the SEC on March 28, 2008.  Additional information regarding the identity of potential participants in the solicitation of proxies in respect of the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement and the proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed merger.